EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING

($ Millions, except for per share data)

(UNAUDITED)

	Three Months Ended March 31,
	2014	2013
Net Income	$12.6	$10.8
Less: Dividend Requirements on Preferred Stock	—	—

Net Income Applicable to Common Stock	$12.6	$10.8

Weighted Average Number of Common Shares Outstanding – Basic (000’s)	13,819	13,748
Dilutive Effect of Stock Options and Restricted Stock (000’s)	3	2
Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	13,822	13,750
Earnings Per Share – Basic	$0.91	$0.79
Earnings Per Share – Diluted	$0.91	$0.79